UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       PACIFIC MAGTRON INTERNATIONAL CORP.
                       -----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    694532102
                                    ---------
                                 (CUSIP Number)

                       Theodore S. Li and Hui Cynthia Lee
                       ----------------------------------
                             1600 California Circle
                             ----------------------
                               Milpitas, CA 95035
                               ------------------
                                 (408) 956-8888
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 30, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_| .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See ss. 240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694532102
--------------------------------------------------------------------------------
1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Theodore S. Li
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                       (a) |_|
                                                                       (b) |X| *

                  *The Reporting Persons shall be considered a group solely for the purposes of the sale of the Reporting Persons' shares of the Company's Common Stock pursuant to the Stock Purchase Agreement described in Item 6 of this Statement.
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds: Not applicable.

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:
         U.S.A.

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

                             7. Sole Voting Power:
                                -0-
                             ---------------------------------------------------
                             8. Shared Voting Power:
                                -0-
                             ---------------------------------------------------
                             9. Sole Dispositive Power:
                                -0-
                             ---------------------------------------------------
                            10. Shared Dispositive Power:
                                -0-
                             ---------------------------------------------------
                            11. Aggregate Amount Beneficially Owned by Each
                                Reporting Person:
                                -0-
--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          |_|
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):
         -0-

--------------------------------------------------------------------------------
14.      Type of Reporting Person:
         IN

--------------------------------------------------------------------------------

CUSIP No. 694532102

--------------------------------------------------------------------------------
1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Hui Cynthia Lee
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                                                                     (a)   |_|

                                                                     (b)   |X| *

                  *The Reporting Persons shall be considered a group solely for the purposes of the sale of the Reporting Persons' shares of the Company's Common Stock pursuant to the Stock Purchase Agreement described in Item 6 of this Statement.
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds:
         Not applicable.
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            |_|
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:
         U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

                             7. Sole Voting Power:
                                -0-
                             ---------------------------------------------------
                             8. Shared Voting Power:
                                -0-
                             ---------------------------------------------------
                             9. Sole Dispositive Power:
                                -0-
                             ---------------------------------------------------
                            10. Shared Dispositive Power:
                                -0-

                            11. Aggregate Amount Beneficially Owned by Each
                                Reporting Person:
                                -0-
--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            |_|
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):
          -0-
--------------------------------------------------------------------------------

14.      Type of Reporting Person:
         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Stock"), of Pacific Magtron International Corp., a Nevada corporation (the "Company"), with principal executive offices located at 1600 California Circle, Milpitas, CA 95035.

Item 2.           Identity and Background

This Statement is being filed by Theodore S. Li, an individual residing in the State of California and a citizen of the United States of America. Mr. Li is the Chief Financial Officer and Chief Operating Officer and a member of the board of directors of the Company. Mr. Li's address is 1600 California Circle, Milpitas, CA 95035.

This Statement is also being filed by Hui Cynthia Lee, an individual residing in the State of California and a citizen of the United States of America. Ms. Lee is a Senior Vice President of the Company. Ms. Lee's address is 1600 California Circle, Milpitas, CA 95035.

Neither Mr. Li nor Ms. Lee has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.           Purpose of the Transaction

Not Applicable.

Item 5.           Interest in Securities of the Issuer

(a) As of December 30, 2004, the Company had issued and outstanding a total of 10,485,062 shares of Common Stock. As of that date, Mr. Li and Ms. Lee were the collective beneficial owners of 6,454,300 shares of Common Stock, or 61.56% of the issued and outstanding shares of Common Stock of the Company.

(b) As of December 30, 2004, Mr. Li and Ms. Lee have no voting power.

(c) Mr. Li and Ms. Lee consummated the transactions contemplated by the Stock Purchase Agreement described in Item 6.

(d) Advanced Communications Technologies, Inc., a Florida corporation ("ACT"), became the beneficial owner of 61.56% of the issued and outstanding shares of Company's Common Stock on December 30, 2004.

(e) As of December 30, 2004, neither Mr. Li nor Ms. Lee was a shareholder of the Company. However, Mr. Li and Ms. Lee shall have a security interest in the PMIC Shares as long as the Notes are outstanding, as further described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 30, 2004 (the "Closing"), Mr. Li and Ms. Lee (the "Stockholders") sold all of their shares of Common Stock in the Company, representing collectively 6,454,300 shares (the "PMIC Shares") pursuant to the terms of that certain Stock Purchase Agreement, dated as of December 10, 2004, between Mr. Li and Ms. Lee, as sellers, and ACT as purchaser (the "Stock Purchase Agreement"). Mr. Li and Ms. Lee entered into the Stock Purchase Agreement and acted as a group only for purposes of consummating the Stock Purchase Agreement and closing the transaction.

By acquiring the PMIC Shares ACT has acquired 61.56% of the currently issued and outstanding common stock of the Company. ACT is a public holding company based in New York City with operating subsidiaries in the technology services industries. ACT files periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Effective as of the Closing, the financial results of the Company will be consolidated with those of ACT and its other consolidated subsidiaries. The Company will continue to be operated as separate entity and its common stock will continue to be traded on the OTC Bulletin Board under the symbol: PMIC.OB.

In accordance with the terms of the Stock Purchase Agreement, at Closing ACT issued two convertible promissory notes (the "Notes") in the principal amounts of $166,889 and $333,111 to Mr. Li and Ms. Lee, respectively, as payment of the purchase price for the PMIC Shares. The Notes will mature on the first anniversary of the Closing and no principal or interest payments will be required prior to such date. The holders of the Notes, at their option, will be able to convert, at any time and from time to time, until payment in full of all amounts due and owing under the Notes, any unpaid principal amount of the Notes into shares of common stock of ACT at a conversion price per share of $0.01. The Notes bear interest at 6.0% per annum. ACT may redeem all or a portion of Mr. Li's Note on or prior to the maturity date at 110.0% of the principal amount redeemed, plus all accrued and unpaid interest thereon. ACT may redeem all or a portion of Ms. Lee's Note prior to the six month anniversary of the Closing at 105.0% of the principal amount redeemed or thereafter prior to the maturity date at 110.0% of the principal amount redeemed, in each case, plus all accrued and unpaid interest thereon. If the Notes were converted based upon their original principal amounts, an aggregate of 50,000,000 shares of ACT's common stock would be issued to the Stockholders. The conversion ratio is subject to customary adjustments for any stock splits, reverse stock splits and other recapitalizations effected by ACT. ACT has informed the Company that it intends to satisfy its payment obligations under the Notes with funds from its working capital.

ACT's payment obligations under the Notes are secured by the PMIC Shares pursuant to a Custodial and Stock Pledge Agreement entered into at the Closing by ACT and the Stockholders (the "Pledge Agreement"). Under the Pledge Agreement ACT pledged to each of Mr. Li and Ms. Lee all of the PMIC Shares acquired under the Stock Purchase Agreement and granted to Mr. Li and Ms. Lee liens upon and a continuing security interest in such PMIC Shares. Until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms of the Pledge Agreement, as the case may be, the certificates representing the PMIC Shares will be held in escrow in accordance with the terms of the Pledge Agreement.

In addition, pursuant to the terms of the Stock Purchase Agreement, Mr. Li resigned his positions as President, Chief Executive Officer and Treasurer of the Company at the Closing. He remains Chief Financial Officer and was appointed Chief Operating Officer of the Company pursuant to the terms of an Employment Agreement with the Company. Mr. Li remains a member of the Board of Directors of the Company. Ms. Lee retains her current position of Senior Vice President pursuant to the terms of an Employment Agreement with the Company, but resigned as Secretary and a director of the Company at the Closing. Anthony Lee was appointed Treasurer and Secretary at the Closing. Additionally, in connection with the transaction, Jey Hsin Yao, Hank C. Ta and Raymond Crouse, the remaining members of the Board of Directors of the Company prior to the Closing, resigned as Directors of the Company. Martin Nielson was appointed President, Chief Executive Officer of the Company and Chairman of the Board and John E. Donahue was appointed as a member of the Board at the Closing.

Item 7.           Material to be Filed as Exhibits

A.           Consent to Joint Filing of Schedule 13D.

B. Stock Purchase Agreement, dated December 10, 2004, among Advanced Communications Technologies, Inc., Theodore S. Li and Hui Cynthia Lee.*

C.           Custodial and Stock Pledge Agreement, dated December 30, 2004.

*Previously filed with Schedule 13-D for Theodore S. Li and Hui Cynthia Lee on December 22, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 10, 2005

                                By:         /s/ Theodore S. Li
                                     Name:  Theodore S. Li
                                           -------------------------------------


                                By:         /s/ Hui Cynthia Lee
                                     Name:  Hui Cynthia Lee
                                           -------------------------------------

                                    Exhibit A

                     CONSENT TO JOINT FILING OF SCHEDULE 13D

         Pursuant to Rule 13d-1(k)(1)(iii) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned parties agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of them.


Date: January 10, 2005


                                       ----------------------------------
                                       Theodore S. Li


                                       ----------------------------------
                                       Hui Cynthia Lee

                                   Exhibit C

                      CUSTODIAL AND STOCK PLEDGE AGREEMENT

         THIS CUSTODIAL AND STOCK PLEDGE AGREEMENT ("Agreement"), dated as of December 30, 2004, is by and among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. (referred to as the "Pledgor"), THEODORE S. LI and HUI CYNTHIA LEE (together, the "Pledgees") and QUARLES & BRADY STREICH LANG LLP ("Custodian").

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. BACKGROUND.

            Pledgor and Pledgees are parties to that certain Stock Purchase Agreement, dated December 10, 2004 (the "Purchase Agreement"), pursuant to which Pledgees agreed to sell to Pledgor, and Pledgor agreed to purchase from Pledgees, all of the outstanding shares of common stock of Pacific Magtron International Corp. (the "Company") owned by Pledgees (the "Pledged Shares"). In exchange for the Pledged Shares, Pledgor issued to Sellers promissory notes in aggregate principal amount of $500,000 (each a "Note" and together the "Notes"). To secure the payment obligations of Pledgor under the Notes (the "Obligations"), Pledgor has agreed to grant to Pledgees a security interest in and to the Pledged Shares. Pledgor and Pledgees agree that until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms hereof, as the case may be, the certificates representing the Pledged Shares shall be held in escrow by Custodian in accordance with the terms hereof.

         2. PLEDGE OF PLEDGED SHARES.

            2.1 As security for the full and prompt payment of the Notes, Pledgor hereby pledges to Pledgees all of the Pledged Shares and grants to Pledgees a lien upon and a continuing security interest in the Pledged Shares, subject to the terms and conditions of this Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. Pledgor will execute and file a UCC-1 Financing Statements respecting the Shares. Upon payment of each Note the applicable Pledgee hereby authorizes the Pldgor to file a UCC-3 Financing Statement terminating the applicable UCC-1 Financing Statement.

            2.2 If Pledgor shall become entitled to receive or shall receive with respect to the Pledged Shares (i) any additional shares of capital stock of the Company; or (ii) any stock certificate, including without limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split or other recapitalization; or (iii) any option, warrant or right, whether as an addition to, in substitution of or in exchange for any of the Pledged Shares, or otherwise; or (iv) any dividend or other distribution payable in property, or securities issued by a person other than the Company; then, in any such event, Pledgor shall receive and accept the same, in trust, as trustee for Pledgees, and shall deliver them immediately to Custodian, together with all necessary or appropriate endorsements of Pledgor. Any cash distributions received by Pledgor in respect of the Pledged Shares may be applied to reduce such of the Obligations as Pledgor may determine in its sole discretion.

         3. DELIVERY OF SHARES TO CUSTODIAN.

            Concurrently with the execution and delivery of this Agreement, Pledgor hereby authorizes Pledgees to deliver, on behalf of Pledgor, to Custodian for the account of Sellers, the certificates representing all of the Pledged Shares, together with duly executed Stock Powers to Pledgees, in the form attached hereto as Exhibit "A", with signature guaranteed, permitting transfer of the Pledged Shares to Pledgees or its assignee, receipt of which is hereby acknowledged by the Custodian, to be held and released in accordance with the terms of this Agreement. Concurrently with the execution and delivery of this Agreement, Pledgor is also delivering to Pledgees letters addressed to the transfer agent of the Company (the "Transfer Agent"), informing the Transfer Agent of the pledge of the Pledged Shares, instructing the Transfer Agent to honor the Stock Powers delivered to Pledgees, and informing the Transfer Agent that Pledgor's address on the records of the transfer agent, during the term of this Agreement, shall be c/o Quarles & Brady Streich Lang LLP. Pledgor shall thereafter deliver to Custodian (a) any other certificates for the Pledged Shares as required by the terms of this Agreement, together with duly executed stock powers relating to such certificates, with signatures guaranteed; and (b) any documents or other evidence received of Pledgor's interest in any securities issued as a dividend, stock split or otherwise because of or with respect to the Pledged Shares or in exchange for the Pledged Shares, promptly after receiving such evidence, accompanied by duly executed stock powers or other appropriate instrument of transfer, with signatures guaranteed covering the same.

         4. RIGHTS OF PLEDGOR IN THE PLEDGED SHARES.

            Unless and until an Event of Default (as that term is defined herein) shall have occurred, Pledgor shall be entitled to exercise all voting and other corporate rights in respect of the Pledged Shares (except for the right to receive dividends and distributions payable in kind, which shall be delivered to the Custodian), including, without limitation, all rights and privileges of conversion, exchange and subscription, as though Pledgor were the absolute owner of the Pledged Shares, subject to the pledge herein contained. Notwithstanding the foregoing, Pledgor covenants and agrees that it shall not vote any of the Pledged Shares in any way inconsistent with the provisions or intent of this Agreement. All rights of Pledgor to vote and give consents, waivers and ratifications, and to convert, exchange or subscribe (collectively referred to as the "Corporate Rights"), shall cease if an Event of Default hereunder shall occur. If an Event of Default shall occur, whether or not the Pledged Shares shall have been registered in Pledgees' name, Pledgee then shall have the right to exercise all Corporate Rights with respect to the Pledged Shares.

         5. REPRESENTATIONS AND WARRANTIES.

            Pledgor represents and warrants to Pledgees that:

            (a) this Agreement has been duly authorized, executed and delivered by Pledgor;

            (b) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not violate any provision of law or any judgment, order or regulation of any court or of any public or governmental agency or authority applicable to Pledgor or of the Articles of Incorporation or Bylaws of the Pledgor;

            (c) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not conflict with or constitute a breach of or a default under any agreement, indenture or instrument to which Pledgor is a party or by which Pledgor or any of Pledgor's property is bound; and

            (d) this Agreement constitutes the legal, valid and binding obligation of Pledgor enforceable in accordance with its terms.

         6. COVENANTS.

            Pledgor covenants that until all of the Obligations have been satisfied in full it shall not sell, convey or otherwise dispose of any of the Pledged Shares or any interest in the Pledged Shares, or create, incur or permit to exist any pledge, mortgage, lien, charge or encumbrance or any security interest whatsoever in or with respect to any of the Pledged Shares, other than that created by this Agreement, nor attempt to do any of the foregoing.

         7. RELEASE OF PLEDGED SHARES.

            7.1 Custodian shall disburse the Pledged Shares at any time pursuant to the joint written instructions of Pledgees and Pledgor (which may be executed and/or transmitted in counterparts).

            7.2 If, within ten (10) business days after a Maturity Date (as defined in the respective Notes), Custodian shall not have received a notice from the applicable Pledgee(s) that the Obligations to such Pledgee(s) have not been satisfied in full and that such Pledgee(s) disputes Pledgor's right to receive any Pledged Shares, Custodian shall deliver to Pledgor the Pro Rata Shares (as defined below) of the Pledgee(s) to which the Maturity Date relates. In the event Custodian receives such notice from the applicable Pledgee(s), Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

            7.3 Upon delivery of all Pledged Shares by Custodian in accordance with the terms hereof, this Agreement shall terminate and be of no further force or effect.

         8. EVENTS OF DEFAULT.

            Any Event of Default under the Note shall be deemed an Event of Default hereunder.

         9.  PLEDGEES' REMEDIES UPON DEFAULT.

            9.1 At any time after the occurrence of an Event of Default, any Pledgee may, at its option, deliver a certificate to the Custodian and Pledgor specifying the nature of the Event of Default. If, within ten business days (10) after its receipt of such certificate, the Custodian shall not have received written notice from Pledgor that it disputes the occurrence of such Event of Default then the Custodian shall release to such Pledgee(s) a certificate or certificates representing a percentage of the Pledged Shares equal to the ratio of the original principal amount of such Pledgee's Note to the aggregate original principal amount of all the Notes (with respect to any Pledgee, the "Pro Rata Shares"). In the event that Pledgor does deliver a timely notice to the Custodian that it disputes such determination, then Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

            9.2 In the event any dispute arises between Pledgor and any Pledgee, Custodian shall release such Pledgee's Pro Rata Shares solely (i) upon its receipt of the joint written instructions of the applicable Pledgee(s) and Pledgor (which may be executed and/or transmitted in counterparts) or (ii) in accordance with a final judgment or final court order from a court of competent jurisdiction directing disposition of the applicable Pledged Shares (a "Court Order"). A judgment or order under any provision of this Agreement shall not be deemed to be final until the time within which an appeal may be taken therefrom has expired and no appeal has been taken, or until the entry of a judgment or order from which no appeal may be taken. Custodian shall be entitled to receive and may conclusively rely on an opinion of counsel to the presenting party to the effect that a Court Order as referred to in this Section is final and nonappealable and from a court of competent jurisdiction.

         10. CUSTODIAN

            10.1 Custodian undertakes to perform only such duties as are expressly set forth herein.

            10.2 Custodian may rely and shall be protected in acting or refraining from acting upon any notice, instruction or request furnished to it in writing hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

            10.3 Custodian shall not be liable for any action taken by it in good faith without gross negligence, and may consult with counsel of its own choice and shall have full and complete authorization and protection for any reasonable action taken or suffered by it hereunder in good faith and in accordance with the written opinion of such counsel.

            10.4 Custodian may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date (not less than thirty (30) days after the giving of such notice) when such resignation shall take effect, and by transferring all funds then held by it pursuant to this Agreement to the successor custodian. Promptly after such notice, Pledgor and Pledgees shall by mutual agreement appoint a successor custodian, such custodian to hold the Pledged Shares upon the resignation date specified in such notice. If a successor custodian is not appointed within thirty (30) days, Custodian shall have the right to petition any court of competent jurisdiction for the appointment of a successor custodian. Pledgor and Pledgees may by mutual agreement at any time substitute a new custodian by giving fifteen (15) days' notice thereof to the Custodian then acting. Custodian shall continue to serve until its successor accepts the responsibility of Custodian and receives delivery of the Pledged Shares.

            10.5 Pledgor and Pledgees agree, jointly and severally, to indemnify Custodian for, and to hold it harmless against, any loss, liability or expense incurred by it, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim of liability in the premises, other than as incurred by reason of its willful or reckless misconduct or bad faith. The provisions of this section shall survive the resignation or removal of Custodian and the termination of this Agreement.

            10.6 Custodian's duties hereunder may be altered, amended, modified or revoked only by a writing signed by Pledgor, Pledgees and Custodians.

            10.7 Custodian is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case Custodian obeys or complies with any such order, judgment or decree, Custodian shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

            10.8 CUSTODIAN HAS ACTED AS LEGAL COUNSEL FOR PLEDGEES, AND MAY CONTINUE TO ACT AS LEGAL COUNSEL FOR PLEDGEES, FROM TIME TO TIME, NOTWITHSTANDING ITS DUTIES AS CUSTODIAN HEREUNDER. PLEDGOR CONSENTS TO CUSTODIAN ACTING IN SUCH CAPACITY AS LEGAL COUNSEL FOR PLEDGEES AND WAIVES ANY CLAIM THAT SUCH REPRESENTATION REPRESENTS A CONFLICT OF INTEREST ON THE PART OF CUSTODIAN. PLEDGOR UNDERSTANDS THAT PLEDGEES AND CUSTODIAN ARE RELYING EXPLICITLY ON THE FOREGOING PROVISION IN ENTERING INTO THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, CUSTODIAN SHALL NOT REPRESENT PLEDGEES IN ANY PROCEEDING RESULTING FROM CUSTODIAN DELIVERY OF THE PLEDGED SECURITIES INTO COURT AS CONTEMPLATED IN
SECTION 9.2 HEREOF.

            10.9 Pledgees shall pay the fees and costs of the Custodian under this Agreement.

         11. NOTICES.

         Notices, requests, instructions or other documents to be in given under this Agreement shall be in writing and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

            if to Pledgor:

                   Advanced Communications Technologies, Inc.
                   420 Lexington Avenue, Suite 2739
                   New York, NY  10170
                   Attention:  Wayne Danson, Chief Executive Officer
                   Facsimile:  646.227.1666

            With a copy to:

                   Eckert Seamans Cherin & Mellott, LLC
                   1515 Market Street - 9th Floor
                   Philadelphia, PA  19102
                   Attention:  Gary A. Miller, Esquire
                   Facsimile:  215.851.8383

            if to any Pledgee:

                   to the address set forth below such Pledgee's name on the signature pages hereto with copies to:

                   Quarles & Brady Streich Lang LLP
                   Renaissance One
                   Two N. Central Avenue
                   Phoenix, Arizona  85004-2391
                   Attention:  Christian J. Hoffmann, III, Esquire
                   Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         12. MISCELLANEOUS.

            12.1 No course of dealing between Pledgor and Pledgees, nor any failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver of such right, power or privileges.

            12.2 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND THE PARTIES AGREE AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN NEW YORK COUNTY, NEW YORK IN ANY ACTION OR PROCEEDING HEREUNDER, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED (WHICH SHALL CONSTITUTE "PERSONAL SERVICE"). The parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement.

            12.3 This Agreement shall inure to the benefit of the successors and assigns of each Pledgee. This Agreement shall be binding upon each of the successors and assigns of Pledgor.

            12.4 This Agreement contains or refers to the entire agreement of the parties with respect to its subject matter, and supersedes any prior arrangements or understandings between the parties with respect thereto. Any waiver, modification, discharge or termination of this Agreement must be in writing and signed by the parties necessary to the enforcement thereof.

            IN WITNESS WHEREOF, and intending to be legally bound by this Agreement, each of the parties hereto has caused this Agreement to be executed and delivered as of December ___, 2005.

                                    PLEDGOR:

ATTEST:                             ADVANCED COMMUNICATIONS
                                    TECHNOLOGIES, INC.

                                  By:
-------------------------------      -------------------------------------------
                                                   (Authorized Signature)

                                  Name:
                                           -------------------------------------
                                                     (Printed or Typed)

                                  Title:
                                        ----------------------------------------
                                  Date:
                                       -----------------------------------------


State of _____________________  :
                                 ss
County of ___________________   :

            On this _____ day of ______________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared ___________________________, known or satisfactory identified to me, who acknowledged that he/she was the ______________[title of office] of Advanced Communications Technologies, Inc. and had executed the foregoing instrument in such capacity in the name of and on behalf of such corporation for/ the purposes stated therein.

            Witness my hand and seal the day and year aforesaid.

[Notarial Seal]


                                     -------------------------------------------
                                       Notary Public

                        SIGNATURES CONTINUE ON NEXT PAGE

                                    PLEDGEES:

ATTEST:


-------------------------------      -------------------------------------------
                                         Theodore S. Li

                                         Address:


                                     -------------------------------------------
                                         Hui Cynthia Lee

                                         Address:

State of _____________________ :
                                ss
County of ___________________  :

            On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared THEODORE S. LI known or satisfactory identified to me, who acknowledged that he had executed the foregoing instrument for the purposes stated therein.

            Witness my hand and seal the day and year aforesaid.

[Notarial Seal]

                                     -------------------------------------------
                                       Notary Public

State of _____________________ :
                                ss
County of ___________________  :

            On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared HUI CYNTHIA LEE known or satisfactory identified to me, who acknowledged that she had executed the foregoing instrument for the purposes stated therein.

            Witness my hand and seal the day and year aforesaid.

[Notarial Seal]


                                     -------------------------------------------
                                       Notary Public

                             IRREVOCABLE STOCK POWER

            FOR VALUE RECEIVED, ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby sell, assign and transfer to ___________ , ______________________________
____________________________________ shares of the common stock of PACIFIC
MAGTRON INTERNATIONAL CORP., a _____________corporation, represented by Certificate(s) No(s) _________________ inclusive, standing in the name of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. on the books of PACIFIC MAGTRON INTERNATIONAL CORP. ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby irrevocably constitute and appoint _______________________ attorney to transfer the said stock or bond(s) as the case may be, on the books of PACIFIC MAGTRON INTERNATIONAL CORP., with full power of substitution in the premises.

                                    ADVANCED COMMUNICATIONS
                                    TECHNOLOGIES, INC.

                                    By:                                  (SEAL)
                                       ----------------------------------

                                    Dated:                               , 200__
                                          -------------------------------